NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-14 JULY5, 2005

AFRICO RESOURCES LTD. (35.6% OWNED BY RUBICON MINERALS) ENTERS INTO AGREEMENT TO ACQUIRE SIGNIFICANT PROPERTY ADJACENT TO ITS KALUKUNDI DEPOSIT

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that the board of Africo Resources Ltd (“Africo”), a private B.C. Company in which Rubicon holds a 35.6% interest, has approved an agreement which allows Africo to acquire a 70% interest in a significant land package (the “Kamasani concession”). The Kamasani concession, located at the western end of the copper belt in the DRC, comprises approximately 100 sq kilometres and surrounds Africo’s Kalukundi concession. The Kalukundi deposit contains an inferred, near-surface oxide resource* of 16.9 million tonnes grading 3.03% copper and 0.66% cobalt down to a vertical depth of 150m. Current diamond drilling and feasibility programs, scheduled for completion during Q4, 2005, are designed to upgrade the classification of that portion of the resource between 0 and 100 metres below surface.

The main features of the Kamasani acquisition are as follows:

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It significantly expands Africo’s property holdings and comprises a large, strategic and contiguous property package offering potential for development of new resources and long term project sustainability.

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It contains at least eight mineralized areas, up to 900 metres in length, developed at surface, which exhibit strong geological similarities to the upper, cobalt-bearing, part of the mineralized sequence developed at Kalukundi. Africo will evaluate the potential that mineralized areas at Kamasani are underlain by the typical ore bearing units seen at Kalukundi and elsewhere in the region.

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One zone (Mashitu) is located immediately adjacent to Kalukundi. Historical drilling from a small target at the southwestern margin of this zone (four drill holes completed by state mining company, Gecamines) has returned encouraging intercepts including up to 19.4 metres of 3.6% copper and 0.32% cobalt Preliminary field investigations at Mashitu by Africo geologists suggest the potential at Mashitu for mineralized units with approximate dimensions of approximately 500 metres long by up to 45 metres thick. This target will be the subject of diamond drilling by Africo over the next 120 days to confirm and to provide a preliminary test of this zone.

“The potential to expand the Kalukundi deposit, combined with known mineralization on the extensive adjacent Kamasani concession puts the Company in a unique position to realize rapid expansion in this prolific copper and cobalt producing region. The company is committed to developing strong operational management and to securing strong financial support to put its business plan into effect” stated David Adamson.

Under the terms of the agreement, Africo can acquire a 70% interest in the Kamasani concession from La Congolaises des Mines et de Development s.p.r.l (“Comide”), by making an irrevocable cash payment by June 30th 2005 (paid) of US$500,000. Thereafter, and upon successful completion of due diligence by Africo, it will make payments to Comide of US$2 million by October 31, 2005 and, only in the event that a bankable feasibility study is completed on the Kamasani concession, a payment of $2 million within 30 days of completion of such study. Should the feasibility study indicate in excess of 250,000 tons of economically viable copper and copper equivalent resource, an additional payment of US$2 million will be due. Should the feasibility study indicate in excess of 500,000 of economically viable copper and copper equivalent resource, a further additional payment of US$2 million will be due. Africo will be responsible for work program costs.

The preliminary field investigations by Africo, which will require more compete evaluation during due diligence, have been made under the supervision of Mike Keating, Chief Operating Officer of Africo and QP

RUBICON MINERALS CORPORATION

“David W. Adamson”
President & CEO

*The Kalukundi resource has been categorized in a March 2004 report as an Inferred Resource by SRK Consulting in accordance with the JORC code for reporting of minerals resources which conforms to the requirements of National Instrument 43-101. The report has been prepared by V.M. Simposya, Pr. Sci. Nat and reviewed by Dr. M. Harley, who is a qualified person under the JORC Code, both are in the employ of SRK Consulting. The resource is based on eight drill holes completed in 1986-87 by Gecamines (2696.7 metres) and a further 12 drill holes by JCI Consolidated in 2002 (1439.85 metres). Borehole spacing is at an average 100 metres spacing. Structural measurements and geological contacts from boreholes, drillholes and trenches were used in sectional and, thereafter, three dimensional wireframe models. Uncertainties in the resource derive from poor core recoveries, unknown extent of surface leaching and limited data within 50 metre of surface. The estimate of mineral resources may be materially affected by unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Note that the current dimensions of the Comide property are approximate only and will require confirmation during due diligence.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.